NXT ENERGY ANNOUNCES UPGRADE OF
STOCK EXCHANGE LISTING TO THE TSX

CALGARY, ALBERTA, March 21, 2016 - NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX-V:SFD; OTCQB:NSFDF) is pleased to announce that it has been approved for listing on the Toronto Stock Exchange (“TSX”) effective Tuesday, March 22, 2016. The Company is graduating from the TSX Venture Exchange (the “TSXV”) to the TSX and trading of the Company’s common shares will commence tomorrow under the symbol SFD. NXT Energy’s Market Maker will be RBC Capital Markets.

NXT Energy currently has a total of 53,306,109 common shares issued and outstanding, and also trades on the OTC QB Exchange in the United States.

George Liszicasz, President & CEO of the Company noted, “We are proud to have now graduated to the TSX, the premiere stock exchange in Canada. This was possible based on NXT Energy achieving a record year in 2015, in which we substantially expanded the size of aerial survey projects we have undertaken for our exploration clients. We are pleased to report that the Company is continuing its market penetration into Africa, Asia and Latin America. Moreover, we expect that the TSX Listing will allow investment eligibility with a much broader range of institutional investors, which can lead to enhanced trading volumes and the resultant share liquidity.”

The Company also advises that it intends to SEDAR file its financial results for the recent fiscal year-ended December 31, 2015 on or before April 26, 2016.

About NXT Energy Solutions

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs. The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc. NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statements. Risk factors facing NXT Energy are described in its most recent MD&A for the fiscal year ended December 31, 2014 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.

For further information, please contact:

Greg Leavens	Bill Mitoulas	Kin Communications
V-P Finance & CFO	Investor Relations Manager	Investor Relations
NXT Energy Solutions Inc.	416-479-9547	604-684-6730 / 1-866-684-6730
403-206-0805	bmitoulas@nxtenergy.com	sfd@kincommunications.com
info@nxtenergy.com

www.nxtenergy.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.